LAW OFFICES OF CRAIG V. BUTLER

300 Spectrum Center Drive, Suite 300

Irvine, California 92618

Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

www.craigbutlerlaw.com

cbutler@craigbutlerlaw.com

November 7, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed July 25, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

We herein provide the following responses to your comment letter dated August 21, 2018, regarding the above-mentioned Amendment No. 1 to Registration Statement on Form S-1 (the “Original Filing”) for Gofba, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an amended Form S-1/A2 in conjunction with this comment response to address the comments (the “Amended Filing”).

Description of Business, page 37

1.

You state that you have 40 million users with the majority of users in China with the U.S. close behind. Please substantiate this number and clarify whether it is a cumulative statistic. Explain how you are permitted to operate in China without a Chinese operating subsidiary. Explain whether there are any Chinese laws affecting your corporate structure and/or limiting your business in China.

Regarding the number of users, due to the Company’s strict privacy policy, the Company can only see how many accounts are created and if that user logs into their account. In order to comply with its privacy policy, the Company does not track how a user uses their account. It is one of the ways the Company separates itself from its competitors. However, since the Company can tell if users have logged-in, the Company does occasionally delete accounts that have not been logged into in a number of years. The Company has added clarifying language to the Amended Filing regarding this calculation.

Regarding the Company’s users in China, the Company doesn’t “operate” in China. All of the Company’s services are web-based, and, as a result, can be accessed worldwide unless it is barred or banned by a particular country or area. The Company does not maintain any servers in China as they are all located in the United States. China has blocked a number of search engines (including Google and Yahoo), as well as a number of social media sites (including Facebook, Twitter, Instagram, Snapchat, etc.) (see, “The list of blocked websites in China” on Sapore di Cina: http://www.saporedicina.com/english/list-of-blocked-websites-in-china/ ). The Company can determine where a user logs in based on the location of the servers they access to log in. Based on this information the Company can determine that it has users accessing its services from China. The Company has added clarifying language to the Amended Filing regarding the Company’s users in China.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Young and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

November 7, 2018

Regarding any Chinese laws affecting the Company’s corporate structure and/or limiting its business in China, the most relevant laws and regulations relate to the requirement that certain websites and providers of web-based services, such as email, obtain an Internet Content Provider (ICP) license. However, the Chinese government has routinely only required ICPs for providers that host their services on servers based in China. The Company confirmed this position with Alibaba Cloud, which is a company based in China that assist companies like Gofba obtain an ICP when one is required. However, it is well-known that the Chinese government may ban products and services that it does not want its domestic citizens to have access to, and could do so without notice. There is no way for the Company to gauge this possibility, except to attempt to disallow content on the Company’s products and services that could provide a reason for the Chinese government to ban the Company’s products and services. The Company has added additional language to the Amended Filing regarding these known requirements and the possibility of the unknown.

2.	Please provide the information required by Item 101(c)(1)(iv) of Regulation S-K.

The Company’s products and services are largely based on “open source” code and, as a result, are not protectable by patents. The Company has added clarifying language to the Amended Filing regarding the information required by Item 101(c)(1)(iv) of Regulation S-K.

3.	Throughout your document, clarify the current status of your products and solutions. We note your statement on page 41 that you are presently entering the internet market for search, chat, email, e-commerce and offsite storage and the fact that you have not generated any revenues as of March 31, 2018. For each product or solution that is under development, outline the steps and costs associated with the next stage of testing and development as well as the funding sources.

The Company as added information to the Amended Filing that is responsive to this Comment.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters Recent Issuance of Unregistered Securities, page 46

LAW OFFICES OF CRAIG V. BUTLER

Morgan Young and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

November 7, 2018

4.	In 2017, the company issued 4,882,110 shares of common stock to approximately 350 individuals, who confirmed their investment, out of approximately 470 potential investors who had indicated interest in investing in Gofba, Inc. and had submitted a prepayment to the Company. Please provide us with a detailed analysis regarding your reliance on the exemption afforded by Section 4(a)(2) of the Securities Act, including: the nature of the solicitation (i.e., how the offerees were identified and contacted, what materials were provided to the offerees), what constituted a prepayment and was the prepayment rolled into the payment for shares, were refunds returned to the offerees who did not express further interest, and the relationship between the company and each offeree. Explain to us how Gofba determined their sophistication.

In 2017, the approximately 470 individuals that presubscribed to purchase shares of the Company whenever the Company was in a position to issue shares prior to filing a Registration Statement to go public were given a full disclosure statement (basically a private placement memorandum) with detailed information about the Company, its operations, business plan, management, business segment, capital structure, and beneficial ownership table, as well as risk factors. A subscription agreement and investor questionnaire accompanied the disclosure statement. The subscription agreement contained representations and warranties regarding the subscriber’s knowledge of the company, its operations, and its management, including a representation that they are “a sophisticated investor (able to evaluate the risks and merits of the investment) and who has a pre-existing relationship with the Company and its management, and are familiar with the Company and its operations and business plan” and are able to bear the economic risk of the investment. The approximately 350 individuals that confirmed their decision to acquire the Company’s common stock signed this subscription agreement.

The approximately 470 individuals that presubscribed to purchase shares of the Company whenever the Company was in a position to issue shares prior to filing a Registration Statement to go public provided their funds over a period of approximately eight years. All the individuals were personally known to management of the Company and/or to members of the Company’s Board of Directors, and were familiar with the Company’s business and business plan. The Company provided these pre-subscribers with documents similar to an investor questionnaire wherein they indicated their knowledge of the company and their understanding of the risks of the potential investment. Based on these responses, the Company concluded about their sophistication. After their initial submission of funds to the Company, the Company did refund several of the pre-subscribers’ funds over the eight year period. In connection with the confirming disclosure statement, the Company again gave the pre-subscribers the opportunity to obtain a refund of their funds. Some of those individuals opted to receive a refund of their funds from the Company rather than acquire shares of the Company’s common stock. Some of those individuals have been repaid their funds and some the Company is still in the process of paying back their funds.

The Company has added additional disclosure to the Amended Filing related to compliance with Section 4(a)(2).

LAW OFFICES OF CRAIG V. BUTLER

Morgan Young and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

November 7, 2018

Please also provide us with an analysis regarding your reliance on Section 4(a)(2) of the Securities Act for your February 2018 issuance of 1,222,520 shares to 73 individuals and entities that had worked with Gofba creating and testing your products.

The shares to the 73 individuals and entitles that worked with Gofba creating and testing its products, were approved by our Board of Directors to show the Company’s appreciation to these individuals. These individuals are familiar with the Company, its operations and are personally known to the Company’s executive management. These individuals and entitles also executed documents similar to those given to the pre-subscribers with the disclosure statement, wherein they indicated they were sophisticated investors sufficient to comply with Section 4(a)(2). However, these individuals and entitles have not been given their share certificates yet, and they will be asked to re-confirm that knowledge prior to receiving their share certificate. In the event they do not indicate their sophistication on the reaffirmation documents or do not return the reaffirmation document, the Company will not issue them their certificate and cancel their share issuance.

The Company has added additional disclosure to the Amended Filing related to compliance with Section 4(a)(2).

Directors, Executive Officers, Promoters, and Control Persons, page 57

5.	Please describe the business experience during the past five years for your officers and directors to clearly cover the past five years. For example, clarify Mr. DeLisi's and Dr. Larsen's employment history. Refer to Item 401(e)(1) of Regulation S-K.

The Company has amended the officers and directors biographical information in the Amended Filing to include the required five-year work history.

General

6.	You state that your common stock will be listed on a national exchange, such as the NYSE or NASDAQ. Clarify throughout the filing that you do not currently meet the listing standards and explain the requirements for you to be listed.

The Company has included the request information in the Amended Filing.

7.	Please update your financial statements to include the interim financial statements for the period ended June 30, 2018. See Rule 8-08 of Regulation S-X.

The Company has included the interim financial statements for the period ended June 30, 2018 in the Amended Filing.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Young and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

November 7, 2018

8.	You state that you are registering 2,000,000 shares on a primary basis at a price of $5 per share and 4,986,620 shares on a secondary basis at $3.75 per share until your common stock is listed on a national exchange, such as the NYSE or Nasdaq, at which time the shares may be sold at prevailing market prices or privately negotiated prices. It appears from your disclosure that these offerings will be done on a concurrent basis. If so, please explain how the offerings will be conducted and why these offerings are not being done at the same price per share.

The Company has changed the offering price for the selling shareholders to $5.00 per share in the Amended Filing to be consistent with the primary offering to be conducted by the Company in connection with the effective Registration Statement. The primary offering will be conducted through the Company's officers and directors.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler
Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

Morgan Young and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

November 7, 2018

[Gofba, Inc. Letterhead]

November 7, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed July 25, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

Gofba, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on November 7, 2018:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Anna Chin
Anna Chin
President